EXHIBIT 99.1

Precision Drilling Corporation Announces Transaction Update, Preliminary 2019 Financial Guidance and Transaction Benefits Highlighted in Management Information Circular

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, Nov. 07, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) today made a series of announcements including: transaction updates in relation to the combination of Precision and Trinidad Drilling Ltd. (“Trinidad”) (TSX:TDG); preliminary 2019 financial guidance following the completion of the combination (“Post-Arrangement Precision”); and transaction benefits highlighted in its management information circular filed jointly with Trinidad.

Transaction Update

Both Precision and Trinidad management teams have been working closely on planning efforts and completing all necessary regulatory processes related to the transaction. On October 31, 2018, Precision announced that the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the parties expect to provide an update on the Canadian Competition Act process in the coming weeks.  In addition, on November 5, 2018, Trinidad obtained the interim order from the Court of Queen’s Bench of Alberta in connection with the transaction and Precision and Trinidad have filed a joint management information circular dated November 5, 2018 which is in the process of being mailed to their respective securityholders.

Precision’s President and CEO Kevin Neveu stated: “Precision remains focused on the significant value created by this combination and I believe it is important to outline our 2019 strategic priorities and provide initial 2019 financial guidance for Post-Arrangement Precision to allow the investment community to further understand the upside of this transaction.”

“The Precision team has completed a detailed review of the combined companies’ potential fixed cost synergies and operational scale-based efficiencies. Regarding the fixed cost synergies, including administration, corporate costs and redundant facilities, we expect annualized costs savings of approximately $37 million once full integration is complete.”

“We are also introducing our estimate of operations and scale-based synergies, previously mentioned but not quantified. Utilizing Precision’s systems and vertical integration; central procurement and asset management and repair capabilities, we expect an additional $15 million per year of operations synergies can be achieved. We estimate that value creation, specifically cash flow accretion, totaling approximately $52 million annually, will be generated by this exceedingly well-structured combination.”

“As a result, we expect Post-Arrangement Precision can accelerate and increase our current debt reduction targets by $100 million through the end of 2021 while continuing to fund attractive growth and expansion opportunities.”

“As previously stated, despite the current equity market volatility, we continue to fully endorse this transaction, which is also supported by Trinidad and its Board after conducting significant due diligence on Precision and our combined businesses. We believe the agreed ownership split of 29% of Precision shares to the Trinidad shareholders is fair and the value creation opportunity is exceptional. As such, we are firm on our current offer and will not increase our bid,” concluded Mr. Neveu.

Precision’s Preliminary 2019 Financial Guidance for Post-Arrangement Precision

Our preliminary 2019 financial guidance for Post-Arrangement Precision is as follows:

  Adjusted EBITDA (see “NON-GAAP MEASURES” later in this news release) of $625 million to $725 million without accounting for benefits of synergies, costs related to achieving synergies or transaction costs
  Interest expense of approximately $150 million
  Capital spending of $275 million to $325 million

This financial guidance is based on a number of assumptions including, but not limited to, the following material assumptions:

  Completion of the combination before the end of the first quarter of 2019
  West Texas Intermediate (WTI) oil prices of US$60-US$75 per barrel
  Henry Hub natural gas prices of US$3.00-US$3.50 per Million Btu
  Canadian industry drilling and service rig count approximately in-line with 2018 levels
  U.S. land industry drilling rig count increase of approximately 2% to 8% from current levels with continued strong demand for the most technically capable and operationally efficient rigs
  An average of approximately 10 to 12 Post-Arrangement Precision active rigs internationally
  An exchange rate of 1.30 Canadian dollars per U.S. dollar

In addition to the material assumptions referred to above, the preliminary 2019 financial guidance for Post-Arrangement Precision is subject to risks and uncertainties related to the transaction and those inherent in Precision’s and Trinidad’s businesses. See "Cautionary Statement Regarding Forward-Looking Information and Statements".

Transaction Benefits Highlighted in Management Information Circular

2019 Post-Arrangement Precision Strategic Priorities

Following completion of the combination, our 2019 strategic priorities for Post-Arrangement Precision will be as follows:

  Execute successful integration of Trinidad and maximize financial performance through leveraging scale and fixed cost management with $52 million of annualized synergies in place by year-end 2019 as detailed below.
  Enhance High Performance, High Value strategy and expand operations through larger growth platforms in the U.S. and international markets, and drive technology deployment across the combined company.
  Generate strong cash flow to accelerate and increase debt repayments with a near-term target to reduce debt by $100 million to $150 million in 2019 and a long-term target to reduce debt by $400 million to $600 million by the end of 2021 (including debt repayment achieved in 2018).

Update on Expected Synergies

Precision has refined the previously announced estimate of annualized fixed cost synergies and is now expecting to realize synergies of approximately $37 million (Precision had previously disclosed an estimate of more than $30 million) resulting from:

  Administrative efficiencies
  Facility consolidation
    Identified at least 10 overlapping facilities across geographies
  Corporate cost synergies
    Public company
    Accounting, Legal and IT infrastructure

Precision has also completed additional analysis relating to operating efficiency synergies and expects to realize additional annualized field-level synergies of approximately $15 million (Precision had not previously quantified a dollar amount) resulting from:

  Integration onto Precision’s IT infrastructure and ERP system
  Utilizing Precision’s technical support centres to facilitate in house repair and maintenance
  Centralizing supply chain management, including drill pipe procurement
  Utilizing Precision’s manufacturing and project management capabilities
  Leveraging Precision’s extensive safety and training program
  Fixed cost leverage in international operations

Precision expects all cost reductions to be in place by year-end 2019, including both the fixed component and operational cost savings. The aforementioned synergies do not include potential asset sale proceeds (including rigs and properties), which would be directed towards accelerated debt repayments.

Debt Repayment and Updated Debt Reduction Targets

Precision expects to complete a pro rata partial paydown of US$30 million principal amount of its 6.50% senior notes due 2021 (the "Notes"), plus accrued and unpaid interest by mid-December. The partial paydown of the Notes will be funded with cash on hand. Following this redemption and other open market repurchases in the quarter, Precision will have repaid approximately $117 million of debt by year-end 2018, approaching the upper end of our stated target range of $75 million to $125 million. We are pleased with the progress we have made this year as debt reduction remains a key priority for the Company.

Based upon the expected synergies and preliminary 2019 financial guidance for Post-Arrangement Precision discussed above, we are targeting $400 million to $600 million of debt reduction for Post-Arrangement Precision by the end of 2021. This represents a $100 million increase from Precision’s previously stated long-term target range ($300 million to $500 million by the end of 2021). Included in this target is Precision’s debt repayments in 2018 and a shorter-term target of $100 million to $150 million in 2019. Precision expects to fund all stated debt reduction targets from free cash flow.

Asset Sale Process

Precision has been approached by multiple counterparties interested in the previously announced non-core rig divestiture from the combined Precision-Trinidad rig fleets. RBC Capital Markets has been retained to assist with the sale of these non-core rigs (“Non-Core Rig Sale”). The Non-Core Rig Sale would be targeted to close shortly after completion of the Trinidad transaction. Precision is not providing disclosure on the expected proceeds from the rig sales at this time.

In addition to the Non-Core Rig Sale, Precision and Trinidad have identified several properties that Precision would look to sell immediately after the closing the transaction. Gross proceeds from these property sales are expected to be approximately $50 million.

As previously stated, proceeds from asset sales would be directed towards accelerated debt repayments.

Benefits of Precision and Trinidad Combination

Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for shareholders and will provide shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

  Long-term value creation opportunity through continued equity ownership
  Sizeable and immediate cost synergies
  Significant free cash flow generation potential
  Creates a unique industry-leading, high performance land driller
  Third-largest U.S. land driller
  Expanded international growth opportunities
  Leader in land drilling technology with future growth opportunities
  Shared values create strong strategic fit
  Increased size and trading liquidity
  Stronger balance sheet and credit profile

NON-GAAP MEASURES

In this news release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA (net income before finance charges, transaction costs, income tax expense, depreciation and amortization, impairment of property, plant and equipment, foreign exchange, loss on repurchase and redemption of unsecured notes, fair value adjustments and gains from investments in joint ventures) is a term used by us to assess operating performance. As stated above, our preliminary 2019 Adjusted EBITDA guidance for Post-Arrangement Precision is provided without accounting for the benefits of synergies, costs related to achieving synergies or transaction costs. We believe Adjusted EBITDA provides useful supplemental information and have provided the preliminary 2019 Adjusted EBITDA guidance for Post-Arrangement Precision to assist investors and analysts in understanding our expected and targeted financial results upon completion of the combination transaction with Trinidad. Adjusted EBITDA does not have standardized meaning prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, including Trinidad.

The following tables provide historical Adjusted EBITDA and reconcile net income to Adjusted EBITDA for each of Precision, Trinidad and Post-Arrangement Precision for each of the periods indicated:

	For the year ended December 31, 2017
(C$000s)	Precision	Trinidad(1)	Pro Forma Adjustments	Pro Forma Precision
Net loss	(132,036)	(80,481)	106,499	(106,018)
Adjustments:
Finance charges	137,928	39,991	-	177,919
Transaction costs	-	2,068	-	2,068
Income tax expenses	(100,021)	(58,815)	32,715	(126,121)
Depreciation and amortization	377,746	197,796	(139,214)	436,328
Impairment of property, plant and equipment	15,313	2,993	-	18,306
Foreign exchange	(2,970)	9,295	-	6,325
Loss on repurchase and redemption of unsecured notes	9,021	-	-	9,021
Fair value adjustments	-	2,052	-	2,052
Gain from investments in joint ventures	-	(17,659)	-	(17,659)
Adjusted EBITDA	304,981	97,240	-	402,221
	For the six months ended June 30, 2018
(C$000s)	Precision	Trinidad(1)	Pro Forma Adjustments	Pro Forma Precision
Net loss	(65,294)	(34,447)	70,518	(29,223)
Adjustments:
Finance charges	63,782	18,849	-	82,631
Income tax expenses	(17,713)	(19,288)	21,663	(15,338)
Depreciation and amortization	175,929	115,502	(92,181)	199,250
Foreign exchange	1,771	(4,527)	-	(2,756)
Loss on repurchase and redemption of unsecured notes	1,176	-	-	1,176
Fair value adjustments	-	(1,809)	-	(1,809)
Gain from investments in joint ventures	-	(7,608)	-	(7,608)
Adjusted EBITDA	159,651	66,672	-	226,323

Note:

  Historical Adjusted EBITDA presented for Trinidad has been calculated by Precision in a different manner than Trinidad uses for its own reporting purposes.

The foregoing should be read in conjunction with the unaudited pro forma consolidated financial statements of Precision and Trinidad for the year ended December 31, 2017 and the six-month period ended June 30, 2018, including the notes thereto, copies of which are available on SEDAR.

In addition, the preliminary 2019 Adjusted EBITDA guidance for Post-Arrangement Precision is subject to a number of assumptions, risks and uncertainties related to the combination transaction and those inherent in Precision’s and Trinidad’s businesses. See "Cautionary Statement Regarding Forward-Looking Information and Statements" below.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:

  expected timing for the Canadian Competition Act process;
  the 2019 strategic priorities for Post-Arrangement Precision;
  expected cost synergies arising from the Arrangement;
  timing to realize expected synergies;
  the preliminary 2019 financial guidance for Post-Arrangement Precision, including Adjusted EBITDA, interest expense and capital spending;
  targeted acceleration and increase in debt repayments for Post-Arrangement Precision;
  expected partial paydown of the Notes;
  anticipated rig and property sales, including the timing thereof and expected proceeds therefrom;
  the anticipated benefits of the combination transaction;
  expectation that the combination transaction will create near-term and long-term value for shareholders of Precision and Trinidad achieved through the share exchange structure;
  expected free cash flow generation potential of the combination transaction;
  expectations regarding Trinidad's and Precision's ability to carry out expansion and growth plans;
  the increased size and trading liquidity of Post-Arrangement Precision's securities; and
  the expectation that the combination transaction will improve Post-Arrangement Precision’s balance sheet and credit profile.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the specific assumptions set forth above under “Precision’s Preliminary 2019 Financial Guidance for Post-Arrangement Precision” and “Update on Expected Synergies”;
  the timely receipt of required regulatory and Court approvals;
  the satisfaction of other closing conditions in all material respects and on a timely basis in accordance with the terms of the arrangement agreement between Precision and Trinidad;
  Precision's anticipated financial performance;
  the success of Trinidad's and Precision's operations;
  prevailing commodity prices and exchange rates;
  future operating costs of Trinidad's and Precision's assets;
  the market for Post-Arrangement Precision’s rigs;
  prevailing regulatory, tax and environmental laws and regulations;
  stock market volatility and market valuations;
  that there will be no significant events occurring outside of the normal course of business of Trinidad or Precision, as applicable;
  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  failure to complete the transaction in all material respects in accordance with the arrangement agreement between Precision and Trinidad or at all;
  unforeseen delays in completing this transaction;
  unforeseen difficulties or delays in integrating the assets of Trinidad into Precision's operations;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results or those of Post-Arrangement Precision or that could affect completion of the proposed combination of Precision and Trinidad are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017 and  the joint management information circular of Precision and Trinidad dated November 5, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

The purpose of the preliminary 2019 financial guidance for Post-Arrangement Precision is to assist investors and analysts in understanding our expected and targeted financial results upon completion of the combination transaction with Trinidad and this information may not be appropriate for other purposes.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com